                     SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 3)


                  HOMEPLEX MORTGAGE INVESTMENTS CORPORATION
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                              (Name of Issuer)


                        Common Stock, $.01 par value
--------------------------------------------------------------------------------
                       (Title of Class of Securities)


                                   H295576
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                               (CUSIP Number)


                                 Ira Sochet
                      9350 S. Dixie Highway, Suite 1260
                            Miami, Florida 33156
                               (305) 670-1888
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                            September 17, 1996
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            (Date of Event which Required Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)




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CUSIP NO.  H295576

1.       Name of Reporting Person S.S. or I.R.S. Identification No. of Above
         Person
         Ira Sochet                                                          .
         ---------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group
                 (a)                     (b)                                  .
                     -------------------     ---------------------------------
3.       SEC Use Only                                                         .
                      --------------------------------------------------------
4.       Source of Funds             PF                                       .
                        ------------------------------------------------------

5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                                  .
                            --------------------------------------------------
6.       Citizenship or Place of Organization                United States    .
                                              --------------------------------

Number of                         7.  Sole Voting Power         345,500       .
Shares                                                 -----------------------
Beneficially                      8.  Shared Voting Power         -0-         .
Owned by Each                                            ---------------------
Reporting                         9.  Sole Dispositive Power    345,500       .
Person With                                                 ------------------
                                  10.  Shared Dispositive Power   -0-         .
                                                               ---------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person
                            345,500                                           .
------------------------------------------------------------------------------

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                              .
------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11)    3.6%           .
                                                           -------------------
14.      Type of Reporting Person               IN                            .
                                 ---------------------------------------------




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         This amendment to Schedule 13D (the "Amendment") is filed as the third amendment to the Statement on Schedule 13D, dated September 7, 1994 (the "Schedule 13D"), filed on behalf of Ira Sochet (the "Reporting Person"), relating to the Common Stock, par value $.01 per share (the "Common Stock"), of Homeplex Mortgage Investments Corporation, a Maryland corporation (the "Issuer"). This Amendment reports the Reporting Person's ownership of less than 5 percent of the Common Stock as indicated in Item 5 below.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the close of business on October 10, 1996, the Reporting Person beneficially owned an aggregate of 345,500 shares of Common Stock, which constituted approximately 3.6 percent of the 9,716,517 shares of Common Stock outstanding on August 12, 1996, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996.

         (b) The Reporting Person has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of, all the shares of Common Stock beneficially owned by him.

         (c) The following table sets forth all transactions in Common Stock other than short sales effected by the Reporting Person from July 19, 1996, to present. All of such transactions were open market sales effected through brokers.

                                         NUMBER OF                   APPROXIMATE PRICE PER SHARE
  DATE                                 SHARES SOLD                     (INCLUDING COMMISSIONS)
--------                               -----------                     -----------------------
09/13/96                                    9,500                              $2 3/4
09/16/96                                    4,000                              $2 3/4
09/17/96                                  100,000                              $2 5/8
09/17/96                                   36,000                              $2 3/4
09/18/96                                   21,500                              $2 5/8
09/18/96                                      500                              $2 3/4
09/19/96                                    5,000                              $2 5/8
09/20/96                                    9,000                              $2 5/8

         (d)     Not applicable.

         (e)     September 17, 1996.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 10, 1996

                                        /s/ IRA SOCHET
                                        --------------
                                        Ira Sochet





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